Exhibit 99.2

December 9, 2020

Boards of Directors

Marathon MHC

Marathon Bancorp, Inc.

Marathon Bank

500 Scott Street

Wausau, Wisconsin 54403

Re:         Plan of Reorganization and Minority Stock Issuance

Marathon MHC

Marathon Bancorp, Inc.

Marathon Bank

Members of the Board of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of reorganization (the “Plan”) adopted by the Board of Directors of Marathon Bank. Pursuant to the Plan, when the stock offering is completed purchasers in the stock offering will own 45% of Marathon Bancorp, Inc.’s outstanding shares of common stock, the MHC will own 55% of Marathon Bancorp, Inc.’s outstanding shares of common stock.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in Marathon Bancorp, Inc. are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Employee Plans; (3) Supplemental Eligible Account Holders; and, (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community or syndicated community offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and,

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Marathon Bancorp, Inc.’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

/s/ RP Financial, LC.

RP Financial, LC.

1311-A Dolley Madison Boulevard	Telephone: (703) 528-1700
Suite 2A	Fax No.: (703) 528-1788
McLean, VA 22101	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com